Fact Sheet dated December 3, 2013
Filed Pursuant to Rule 433
Registration Statement No. 333- 173924
Bank of Montreal: Basket Tracking Notes Linked to Sabrient Top 20 GARP Picks

Bank of Montreal proposes to issue 13-month notes linked to a basket of 20 stocks.  The basket will consist of the 20 stocks selected by Sabrient Systems, LLC for its “Top 20 GARP Picks Portfolio” for December of 2013, determined on November 27, 2013 (the “Portfolio”).  These stocks are listed below.  The basket stocks will not change during the term of the notes, except under the limited circumstances (typically involving reorganization events) described in the preliminary pricing supplement for the notes that is linked below.  Investors in the notes will receive a single payment at maturity, which will be based upon the performance of the stocks included in the basket during the term of the notes, and the dividends paid on those stocks.
The terms of the notes are described in Bank of Montreal’s preliminary pricing supplement, dated December 2, 2013.

This document may be accessed at the following link:
http://www.sec.gov/Archives/edgar/data/927971/000121465913006833/c122132424b2.htm

You should review the entire pricing supplement to understand the terms of the notes, and risks relating to investing in this notes.

This document summarizes the process that was used to select the stocks included in the Portfolio.

PORTFOLIO OBJECTIVE

The Sabrient Top 20 GARP Picks Portfolio seeks above-average capital appreciation by investing in growth stocks deemed by Sabrient’s selection process to be trading at reasonable prices given their growth rates.

ABOUT SABRIENT AND THE
PORTFOLIO

Sabrient Systems, LLC is an independent equity research firm that creates investment strategies that are intended to outperform the market.  Sabrient is based in Santa Barbara, California.  In selecting the stocks for the Portfolio, Sabrient uses a selection process that is intended to identify companies that are trading at reasonable prices in light of their growth rates.  Additional information about Sabrient and the Portfolio may be found on Sabrient’s website (sabrientsystems.com).  Information on that website is not included or incorporated by reference in this document

PORTFOLIO SELECTION PROCESS The stocks in the Sabrient Top 20 GARP Picks Portfolio were selected by applying an eight-step process developed by Sabrient Systems, LLC.
1. Select Universe of Eligible Stocks
Sabrient compiles a database of U.S. traded stocks (excluding certain types of entities, such as real estate investment trusts, that are treated as pass-thru entities for U.S. federal income tax purposes) that have a market capitalization greater than $250 million, a public listing for at least one year, a minimum of $4 million in daily trading volume, and significant analyst coverage.

2.  Determine Aggressiveness of Accounting
Sabrient uses an internally-developed analytical procedure to measure the aggressiveness of each company’s accounting.  Sabrient eliminates the 20% of the eligible companies that it determines to have the most aggressive accounting.

3. Estimate Forward Earnings Sabrient calculates a GARP (growth at a reasonable price) score for each company by dividing its I/B/E/S estimated earnings by its then current stock price.
4.  Determine Confidence in Forward Earnings Estimates
Sabrient analyzes changes in I/B/E/S estimates in order to determine the degree of confidence that analysts have in their estimates of each stock’s forward earnings estimates.  A higher degree of confidence results in a higher ranking

5.  Calculate Exponential Growth Rate and Volatility of Growth
Sabrient analyzes each company’s growth history and its I/B/E/S estimates to calculate an “exponential growth rate”, in which greater significance is placed on recent periods.  A stock with a more volatile growth history receives a lower score.

115 S. La Cumbre Lane, #100 Santa Barbara, CA 93105 T: 805.730-7777 F: 800.823.1973
6.  Rank Each Stock Within Its Own Capitalization Group
Sabrient ranks each stock based on how it compares to companies with a comparable market capitalization (i.e. small, mid or large) based on the factors in step 5, its cash flow versus its earnings, its debt-to-equity ratio, its revenue growth, and its I/B/E/S estimated earnings growth rate over the next three to five years.

7.  Combine all Factors in Composite Score to Rank the Universe
Sabrient combines the above six factors to create a composite score for each stock. This score is used to rank the entire eligible universe from top to bottom.

8.  Select Diversified Portfolio of 20 Stocks
Sabrient employs a qualitative review to select 20 stocks from those that have the highest composite score.  To do so, it considers factors other than those set forth in items 1 to 7 above, including developments in their business and stock trading patterns.  Based on Thomson Reuters’ Business Classification system, Sabrient will limit each sector concentration in the Portfolio to a maximum of 30% (six stocks), and will limit each industry concentration in the Portfolio to a maximum of 15% (three stocks).Thomson Reuters Business Classification (TRBC).

PORTFOLIO CONSTITUENTS
Ticker	Company Name	Industry Sector	Market Capitalization (millions)
ACT	Actavis plc	Consumer, Non-cyclical	28,375
ARRS	ARRIS Group, Inc.	Communications	2,893
BCOR	Blucora Inc.	Communications	1,173
C	Citigroup Inc	Financial	159,263
CKH	SEACOR Holdings Inc.	Energy	1,910
ESRX	Express Scripts Holdings Company	Consumer, Non-cyclical	53,763
GME	GameStop Corporation	Consumer, Cyclical	5,295
HII	Huntington Ingalls Industries Inc.	Industrial	4,079
JAZZ	Jazz Pharmaceuticals Plc	Consumer, Non-cyclical	6,737
NUS	Nu Skin Enterprises, Inc.	Consumer, Cyclical	7,442
NXPI	NXP Semiconductors N.V.	Technology	10,722
PKG	Packaging Corporation of America	Industrial	5,991
PRU	Prudential Financial, Inc.	Financial	41,489
QCOM	QUALCOMM Inc.	Technology	124,016
SAVE	Spirit Airlines, Inc.	Consumer, Cyclical	3,224
SPR	Spirit Aerosystems Holdings, Inc.	Industrial	4,667
SWKS	Skyworks Solutions, Inc.	Technology	5,198
UAL	United Continental Holdings, Inc.	Consumer, Cyclical	13,690
UBNT	Ubiquiti Networks Inc.	Communications	3,507
WETF	WisdomTree Investment Inc.	Financial	1,940

Additional Risk Considerations

Investors should read the information in Bank of Montreal’s preliminary pricing supplement, including the risk factors set forth therein, prior to making an investment decision.  In connection with the selection of the basket stocks, please note:

•
Sabrient’s stock selection methodology is based on both objective and subjective criteria.  There can be no assurances that Sabrient’s stock selection methodology will be successful, and the basket stocks may decline in value, and/or underperform other equity securities.

•
Investors in the notes will be subject to Bank of Montreal credit risk, and may not receive any payments on the notes if Bank of Montreal is unable to pay its debts.  Investors in the notes will have no right to receive any shares of the basket stocks.

•
Even though Sabrient will update the Portfolio from time to time, Bank of Montreal’s notes will remain linked to the same stocks (except under the limited circumstances described in the pricing supplement).  In the future, the basket stocks may not satisfy the criteria for selection by Sabrient, even though the notes will remain linked to them.

•	Sabrient’s stock selection methodology relies to a significant extent on analyst estimates, which may not be accurate forecasts of future performance.

•	No assurances can be given that Sabrient or its methodology can successfully:

o	Determine which stocks will outperform the market.

o	Determine the actual growth or growth potential of any company.

o	Determine which companies have aggressive accounting policies.

•	Even though the basket stocks have received different scores under Sabrient’s methodology, the basket will be equally weighted.

•	Sabrient’s methodology will not include certain types of stocks that may outperform the market, such as stocks with a small market capitalization, or that do not have significant trading volume.

Additional Information

Bank of Montreal has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free of charge by visiting the SEC’s web site at http://www.sec.gov. Alternatively, Bank of Montreal will arrange to send to you the prospectus (as supplemented by the prospectus supplement and relevant preliminary pricing supplement) if you request it by calling its agent on 1-877-369-5412 or emailing investor.solutions@bmo.com.